Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ST Assembly Test Services Ltd:

We consent to the incorporation by reference in the amendment No. 3 of registration statement (No. 333-114232) on Form F-4 of ST Assembly Test Services Ltd and subsidiaries, to be filed on or about June 25, 2004, of our report dated February 6, 2004, relating to the consolidated balance sheets of ST Assembly Test Services Ltd and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2001, 2002 and 2003, which report appears in the December 31, 2003, annual report on Form 20-F of ST Assembly Test Services Ltd.

We consent to the reference to our firm under the heading “Experts” in the registration statement.

/s/    KPMG

Singapore

June 25, 2004